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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Avigen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

053690103

(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,975,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,975,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,975,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.64%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,364,911
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,364,911
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,364,911
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 4.58%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,969,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,969,764
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,969,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.69%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 509,585
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 509,585
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 509,585
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 1.71%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,819,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,819,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,819,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 29.63%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,819,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,819,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,819,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 29.63%
14.	Type of Reporting Person (See Instructions): CO, HC

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3").  This Amendment No. 3 amended the Schedule 13D as specifically set forth.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 1,975,340 shares of the Common Stock for an aggregate consideration of $1,217,990.09 (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 1,364,911 shares of Common Stock for an aggregate consideration of $845,739.77, (iii) manager of BVLLC, has purchased on behalf of such limited liability company an aggregate number of 4,969,764 shares of Common Stock for an aggregate consideration of $3,415,612.79, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 509,585 shares of Common Stock for an aggregate consideration of $321,319.25. Each of BVF, BVF2, BVLLC and ILL10 purchased the shares held by it using its own working capital. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

      On December 11, 2008 BVF sent a letter to the Issuer expressing its displeasure with the Issuer’s recent performance and continued destruction of shareholder value.  The letter noted that since January 1, 2004, the Issuer's stock price has fallen more than 90% and the Issuer has accumulated a deficit of more than $110 million, with the Issuer's stock currently trading at less than 1/3 of its net per share cash value.  The Reporting Persons also described their serious misgivings and concerns with recent unilateral actions by the Issuer’s Board of Directors (the “Board”), including to increase and broaden management’s “golden parachute” severance agreements  with total payouts of at least $3 million, representing 20% of the Issuer's market value,  and to adopt a “poison pill”.

     The letter questions why such actions are necessary to "attract and retain key employees" when the Issuer has no real business at this time and has abandoned the development of all of its products.  The letter also highlights BVF’s concern that management and the Board are more interested in retaining their jobs and compensation than in maximizing shareholder value in light of the Board’s institution of a “poison pill.” The letter calls for the recent severance arrangements to be revoked and the poison pill to be redeemed.

     In the letter, BVF implores the Board to have the Issuer immediately guarantee the worst case outcome for all shareholders.  This guarantee could be accomplished in several ways, including by dividending or distributing all excess cash to shareholders now, or by offering to buy back any and all shares from holders that wish to sell at a specific price at a specific future date (i.e. $1. 25  share in  December , 2009).   A copy of the letter is attached hereto as Exhibit B and incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated to read as follows:

The Reporting Persons’ percentage ownership of Common Stock is based on 29,769,115 shares being outstanding.

(a)     As of November 19, 2008, BVF beneficially owns 1,975,340 shares of Common Stock, BVF2 beneficially owns 1,364,911 shares of Common Stock, BVLLC beneficially owns 4,969,764 shares of Common Stock, ILL10 beneficially owns 509,585 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 8,819,600 shares of Common Stock, representing percentage ownership of approximately 6.64%, 4.58%, 16.69%, 1.71% and 29.63%, respectively.

(b)     Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 8,819,600 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

Item 5(c) is hereby amended to add the following:

(c)     Trades of Common Stock by the Reporting Persons since the filing of Amendment No. 2:

			BVF	ILL10	BVF2	BVLLC
Date of Transaction	Type of Securities	Price Per Share					Exchange	Type of Transaction
11/12/08	Common Stock	0.7496	19,000	5,000	14,000	49,000	NASDAQ	PURCHASE
11/13/08	Common Stock	0.7478	6,500	2,000	4,000	16,000	NASDAQ	PURCHASE
11/18/08	Common Stock	0.7355	9,700	3,000	7,000	24,000	NASDAQ	PURCHASE
11/19/08	Common Stock	0.7494	7,300	2,000	5,000	18,000	NASDAQ	PURCHASE

ITEM 7. Material to be filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit A:   Joint Filing Agreement on behalf of the Reporting Persons.

Exhibit B:   Letter dated December 11, 2008 from Biotechnology Value Fund, L.P. to the Board of Directors of Avigen, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	December 11, 2008

BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President

INVESTMENT 10, L.L.C.*
	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P. *
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.*
	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.